Exhibit 99.1

BCE to acquire Ziply Fiber, accelerating its fibre growth strategy across North America

This news release contains forward-looking statements. For a description of the related risk factors and assumptions, please see the section entitled “Caution Regarding Forward-Looking Statements” later in this release.

•	BCE to acquire 100% of equity in Ziply Fiber for approximately C$5.0 billion (U.S. $3.65 billion)

•	Acquisition to extend Bell’s fibre footprint to the United States, adding approximately 1.3 million fibre locations

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Acquisition to reinforce Bell’s position as third-largest fibre Internet provider in North America with a total of 9 million fibre locations and an objective to reach over 12 million fibre locations by the end of 2028

•	Bell to use estimated C$4.2 billion net proceeds from sale of its ownership stake in Maple Leaf Sports & Entertainment (MLSE) towards funding the Acquisition

MONTRÉAL, November 4, 2024 – BCE Inc. (TSX, NYSE: BCE), Canada’s largest communications company1, announced today that its wholly-owned subsidiary, Bell Canada (Bell), has entered into a definitive agreement to acquire Ziply Fiber, the leading fibre Internet provider in the Pacific Northwest of the United States, (the “Acquisition”) for approximately C$5.0 billion in cash and the assumption of outstanding net debt of approximately C$2.0 billion to be rolled over at transaction close, representing a transaction value of approximately C$7.0 billion.

This transaction enhances Bell’s growth profile and strategic position by giving it a foothold in the large, underpenetrated U.S. fibre market, while increasing its scale, diversifying its operating footprint and unlocking significant growth opportunities.

“This acquisition marks a bold milestone in Bell’s history as we lean into our fibre expertise and expand our reach beyond our Canadian borders. Fibre is at the heart of what we do, and we’re proud to connect people and businesses and enable them to do more through our fibre networks. By bringing together Bell and Ziply Fiber’s exceptional talent, we’ll accelerate our growth while continuing to deliver significant value for our customers and shareholders.”

  -  Mirko Bibic, President & CEO, BCE and Bell Canada

Ziply Fiber’s focus on network technology and innovation has resulted in steady expansion of its footprint since 2020, with over 1.3 million fibre locations across four U.S. states and plans to reach more than three million locations in the next four years. Upon closing of this acquisition, Bell will be poised to expand its fibre footprint to over 12 million locations across North America by the end of 2028, reinforcing its position as the third-largest fibre Internet provider in North America.

The combination of Bell and Ziply Fiber will offer enhanced value for existing and new customers in both Canada and the United States as demand for faster, more reliable Internet

[1]	Based on total revenue and total combined customer connections.

and data services increases. Together, the two companies will bring a depth of management, product leadership and technological expertise, aligned on culture, vision and long-term strategy.

“Bell’s leadership and vision aligns perfectly with our commitment to improve the connected experiences of our communities through fast, reliable fiber Internet and a refreshingly great experience. This acquisition enhances our growth strategy with the scale and experience of one of North America’s leading fiber operators. I’m also grateful for the support of our original partners at both Searchlight Capital and WaveDivision Capital.”

  -  Harold Zeitz, CEO, Ziply Fiber

This transaction values Ziply Fiber on an enterprise value basis, net of the present value of acquired tax attributes, at approximately 14.3 x 2025 estimated adjusted EBITDA, including run-rate synergies. The Acquisition is expected to close in the second half of 2025, subject to certain customary closing conditions and the receipt of certain regulatory approvals. Once the transaction has closed, Ziply Fiber will operate as a separate business unit and will continue to be headquartered in Kirkland, Washington.

Acquisition financing

The purchase price of the Acquisition is anticipated to be approximately C$5.0 billion, C$4.2 billion of which is expected to be funded from the net proceeds of the divestiture of MLSE. BCE expects to fund the balance of the purchase price from a discounted treasury DRP program (details below). In the event that the close of the sale of BCE’s ownership stake in MLSE occurs after the close of this Acquisition, Bell has entered into a U.S. $3.7 billion fully committed delayed-draw term loan facility to finance the Acquisition.

Upon closing of the Acquisition and the pending divestitures of Northwestel and BCE’s ownership stake in MLSE, BCE’s net debt leverage ratio is expected to remain relatively unchanged compared to its current net debt leverage ratio. Bell remains focused on maintaining its long-term debt investment-grade credit ratings and to deleveraging over time.

BCE’s common share dividend

BCE intends to maintain its annual common share dividend at the current level of $3.99 per share during the financial year ending December 31, 2025. In the context of the strategic Acquisition of Ziply Fiber, BCE’s focus is on long-term value creation for shareholders and BCE intends to pause dividend growth until BCE’s dividend payout and net debt leverage ratios are tracking towards our target policy ranges, subject to review annually by the BCE Board of Directors.

Discounted Treasury Dividend Reinvestment Plan

BCE is also announcing today that it intends to amend its Shareholder Dividend Reinvestment and Stock Purchase Plan (the “DRP”) to provide, at the BCE Board’s discretion, for the issuance of new common shares from treasury at a discount to the average market price of the common shares preceding the applicable dividend payment date (the “Average Market Price”). The equity issuance anticipated from implementing a discounted DRP is expected to enable BCE to retain cash to help fund strategic growth initiatives and strengthen the balance sheet.

By participating in the DRP, eligible shareholders can automatically reinvest all or any portion of the cash dividends paid on their common shares in additional BCE common shares, without charge for any commissions or brokerage fees. Common shares delivered to participants under the DRP in reinvestment of cash dividends are currently purchased by the plan administrator on the secondary market with cash provided by BCE.

BCE anticipates that commencing with the dividend payable on January 15, 2025 to eligible shareholders as of the December 16, 2024 record date, and subsequently until further notice, common shares will be issued from treasury at a discount of 2% to the Average Market Price. The amendment is subject to the finalization of terms and approval of the Toronto Stock Exchange (“TSX”).

A separate press release including additional information will be issued following receipt of approval from the TSX. This communication does not constitute an offer to sell or the solicitation to buy securities.

Call with financial analysts

BCE will hold a conference call with the financial community to discuss this announcement today, Monday, November 4, 2024 at 8:30 a.m. eastern. Media are welcome to participate on a listen-only basis. To participate, please dial toll-free 1-844-933-2401 or toll 647-724-5455. A replay will be available until midnight on December 4, 2024 by dialing toll-free 1-877-454-9859 or toll 647-483-1416 and entering passcode 4188368. A live audio webcast of the conference call will be available on BCE’s website at BCE acquisition of Ziply Fiber conference call.

About BCE

BCE drives innovation with advanced communications, tech services and digital media, connecting people with leading broadband Internet, wireless, TV, media and enterprise solutions. To learn more, please visit Bell.ca or BCE.ca.

Through Bell for Better, we are investing to create a better today and a better tomorrow by supporting the social and economic prosperity of our communities. This includes the Bell Let’s Talk initiative, which promotes mental health with awareness and anti-stigma campaigns like Bell Let’s Talk Day and significant Bell funding of community care and access, research and workplace leadership initiatives. To learn more, please visit Bell.ca/LetsTalk.

About Ziply Fiber

Ziply Fiber is home to America’s Fastest Home Internet – 50 Gig. Called “America’s undisputed leader as the fastest home internet provider” and “the fastest internet provider nationwide” by CNET, and “The Fastest ISP in the Northwest” by HighSpeedInternet.com, Ziply Fiber is a local, Northwest-based company headquartered in Kirkland, Washington, with major offices in Everett, Washington; Beaverton, Oregon; and Hayden, Idaho. Most of Ziply Fiber’s executive team, which consists of former executives from AT&T, CenturyLink, and Wave Broadband, have lived and worked in the Northwest for the majority of their careers. That local ownership and market familiarity is an important part of the company mindset and culture. Ziply Fiber’s primary service offerings are Fiber Internet and phone for residential customers, Business Fiber Internet and Ziply Voice services for small businesses, and a variety of Internet, networking, and voice solutions for enterprise customers. The company continues to support Ziply Internet (DSL)

customers, and its TV customers in Washington and Oregon. A full listing of products and services can be found at ziplyfiber.com.

Media inquiries

Ellen Murphy

media@bell.ca

Ryan Luckin

ryan.luckin@ziply.com

Investor inquiries

Thane Fotopoulos

thane.fotopoulos@bell.ca

Caution Concerning Forward-Looking Statements

Certain statements made in this news release are forward-looking statements, including statements relating to the proposed acquisition by Bell of Ziply Fiber, the expected timing and completion thereof, the sources of liquidity we expect to use to fund the proposed acquisition, certain potential benefits expected to result from the proposed acquisition, Bell’s growth prospects, business outlook, objectives, plans and strategic priorities, BCE’s expected net debt leverage ratio upon the closing of the proposed acquisition and the dispositions of Northwestel Inc. and BCE’s ownership stake in MLSE, BCE’s intention to maintain its annual common share dividend at the current level during 2025 and the potential future resumption of common share dividend growth, the maintenance of Bell’s long-term debt investment-grade credit ratings and deleveraging plans, potential future issuances by BCE of new common shares pursuant to its intended discounted treasury DRP, the expected timing of commencement thereof and the anticipated benefits expected to result from such equity issuances, and other statements that are not historical facts.

All such forward-looking statements are made pursuant to the “safe harbour” provisions of applicable Canadian securities laws and of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements are subject to inherent risks and uncertainties and are based on several assumptions which give rise to the possibility that actual results or events could differ materially from our expectations. These statements are not guarantees of future performance or events, and we caution you against relying on any of these forward-looking statements. The forward-looking statements contained in this news release describe our expectations at the date of this news release and, accordingly, are subject to change after such date. Except as may be required by applicable securities laws, we do not undertake any obligation to update or revise any forward-looking statements contained in this news release, whether as a result of new information, future events or otherwise. The timing and completion of the proposed acquisition of Ziply Fiber are subject to customary closing conditions, termination rights and other risks and uncertainties including, without limitation, relevant regulatory approvals, which may affect its completion, terms or timing. Accordingly, there can be no assurance that the proposed acquisition will occur, or that it will occur on the terms and conditions, or at the time, contemplated in this news release. The proposed acquisition could be modified, restructured or terminated. There can also be no assurance that the potential benefits expected to result from the proposed acquisition will be realized. In addition, the level of BCE’s common share dividend, its dividend policy and the declaration of dividends are subject to the discretion of BCE’s board of directors. Consequently, there can be no assurance that BCE’s common share dividend level will be maintained or increased, that BCE’s dividend payout policy will be maintained or achieved or that dividends will be declared. The level of BCE’s common share dividend and the declaration of dividends by the BCE board, as well as the maintenance of investment-grade credit ratings and BCE’s deleveraging capacity, are ultimately dependent on BCE’s operations and financial results, which are in turn subject to various assumptions and risks, including those described in BCE’s public disclosure documents. For additional information on assumptions and risks underlying certain of our forward-looking statements made in this news release, please consult BCE’s 2023 Annual MD&A dated March 7, 2024, BCE’s 2024 First Quarter MD&A dated May 1, 2024, BCE’s 2024 Second Quarter MD&A dated July 31, 2024 and BCE’s news release dated August 1, 2024 announcing its financial results for the second quarter of 2024, filed with the Canadian provincial securities regulatory authorities (available at sedarplus.ca) and with the U.S. Securities and Exchange Commission (available at SEC.gov). These documents are also available at BCE.ca.